15049807

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68174

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stratstone Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 East Las Olas Boulevard, Suite 800
(No. and Street)

Ft. Lauderdale, Florida 33301
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amerisa Kornblum (954) 940-4967 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

450 East Las Olas Boulevard, Suite 950, Ft. Lauderdale, FL 33301
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/14

OATH OR AFFIRMATION

I, Paul Humphrey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stratstone Securities, LLC, as of December 31, 2014, 20_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

AMBER FOX
Notary Public - State of Florida
My Comm. Expires Mar 23, 2018
Commission # FF 093908

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRATSTONE SECURITIES, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014

STRATSTONE SECURITIES, LLC

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Stratstone Securities, LLC

We have audited the accompanying financial statements of Stratstone Securities, LLC which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Stratstone Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Stratstone Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Stratstone Securities, LLC's financial statements. The supplemental information is the responsibility of Stratstone Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

Fort Lauderdale, FL
February 27, 2015

MARCUMGROUP
MEMBER

STRATSTONE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

Assets		
Cash	$ 237,440	
Total Assets		$ 237,440
Liabilities and Member's Equity		
Current Liabilities		
Accounts payable	$ 11,075	
Due to affiliate	10,500	
Total Current Liabilities		$ 21,575
Member's Equity		215,865
Total Liabilities and Member's Equity		$ 237,440

The accompanying notes are an integral part of these financial statements.

STRATSTONE SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues		$ --
Expenses		
Selling, general and administrative	$ 94,962	
Compensation and benefits	66,748	
Professional services	17,120	
Total Expenses		178,830
Net Loss		$ (178,830)

The accompanying notes are an integral part of these financial statements.

STRATSTONE SECURITIES, LLC

STATEMENT OF MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

Balance - January 1, 2014	$ 394,695
Net loss	(178,830)
Balance - December 31, 2014	$ 215,865

The accompanying notes are an integral part of these financial statements.

STRATSTONE SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows from Operating Activities		
Net loss		$ (178,830)
Increase in Accounts payable		11,075
Total Adjustments		11,075
Net Cash Used in Operating Activities		(167,755)
Cash Flows from Financing Activities		
Increase in due to affiliate	7,894	
Net Cash Provided by Financing Activities		7,894
Net Decrease in Cash		(159,861)
Cash - Beginning		397,301
Cash - Ending		$ 237,440

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF BUSINESS

Stratstone Securities, LLC (the Company) was incorporated in May 2009 and is wholly owned by Stratstone Financial, LLC, which is a wholly-owned subsidiary of BFC Financial Corporation. The Company is a broker-dealer which became registered with the Securities and Exchange Commission (SEC) and also became a member of the Financial Industry Regulatory Authority, Inc. (FINRA) on June 7, 2010. The Company intends to pursue clients to perform advisory services related to mergers and acquisitions, restructuring and capital raising transactions. As of December 31, 2014, the Company has not commenced pursuing these opportunities for these services. The Company is subject to regulatory oversight and periodic audit by the SEC and FINRA.

The Company does not hold customer funds or securities or owe money or securities to customers.

REVENUE RECOGNITION

Revenue is recorded when services have been performed. The Company may enter into agreements as a dealer manager and accordingly may earn fees or commission for such services. During 2014, the Company did not perform any of these services.

CASH EQUIVALENTS

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

CONCENTRATIONS OF CREDIT RISK

Cash

As of December 31, 2014, the Company maintains its cash balances with one financial institution which, at times, may exceed federally insured limits. The Company has cash deposits in excess of the maximum amounts insured by FDIC at December 31, 2014.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements are issued.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's ratio of aggregate indebtedness to net capital is 0.10 at December 31, 2014. At December 31, 2014, the Company had net capital of $215,865 which was $210,865 in excess of its required net capital of $5,000.

NOTE 3 - INCOME TAXES

The Company is a limited liability company and has elected to be treated as a partnership under the Internal Revenue Code. In lieu of corporate income taxes, the member is responsible for the tax liability, or loss carryforward, related to their proportionate share of the Company's taxable income and losses. Accordingly, no provision for federal and state income taxes is reflected in the accompanying financial statements. The Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years, 2011 and after, from the date of filing including the current year which remains subject to examination as of December 31, 2014.

NOTE 4 - RELATED PARTY TRANSACTIONS

EXPENSE-SHARING AGREEMENT

The Company has a written expense-sharing agreement with BFC Financial Corporation.

NOTE 4 - RELATED PARTY TRANSACTIONS (CONTINUED)

EXPENSE-SHARING AGREEMENT (CONTINUED)

The agreement stipulates which entity is responsible for payment of certain expenses incurred for the benefit of Stratstone Securities, LLC as a FINRA-registered broker-dealer. As outlined in the agreement, expenses that are regulatory in nature will be paid by Stratstone Securities, LLC. Expenses that are non-regulatory in nature shall be paid by BFC Financial Corporation, with a certain percentage to be allocated to Stratstone Securities, LLC for reimbursement. Non-regulatory expenses include administrative, clerical, accounting, other support staff and certain overhead costs that are not directly related to the operations of the broker-dealer. Included in the Statement of Operations is $10,500 of expenses allocated to the Company for the year ended December 31, 2014.

LEASES WITH RELATED PARTIES

The Company leases its office space from BFC Financial Corporation. The lease provides for monthly payments of approximately $3,200, expires in April 2015, and contains a renewal option for additional periods of one year as of December 31, 2014. Rent expense incurred for 2014 was $38,288 and is included in selling, general and administrative expenses in the Company's Statement of Operations.

STRATSTONE SECURITIES, LLC

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2014

STRATSTONE SECURITIES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

Member's Equity	$	215,865
Less: Non Allowable Assets		--
Net Capital		215,865
Minimum Net Capital Required (under SEC Rule 15c 3-1)		5,000
Excess Net Capital	$	210,865
Aggregate Indebtedness	$	21,575
Ratio: Aggregate Indebtedness to Net Capital		0.10

There is no material difference between the Company's computation as included in Part IIA of Form X-17a-5(a) for December 31, 2014 and the above calculation.

See Report of Independent Registered Public Accounting Firm.

STRATSTONE SECURITIES, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See Report of Independent Registered Public Accounting Firm.

STRATSTONE SECURITIES, LLC

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See Report of Independent Registered Public Accounting Firm.

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Stratstone Securities, LLC's Exemption Report, in which (1) Stratstone Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Stratstone Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Stratstone Securities, LLC stated that Stratstone Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Stratstone Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stratstone Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Fort Lauderdale, FL
February 27, 2015

MARCUMGROUP
MEMBER

Marcum LLP ■ 450 East Las Olas Boulevard ■ Ninth Floor ■ Fort Lauderdale, Florida 33301 ■ **Phone** 954.320.8000 ■ **Fax** 954.320.8001
marcumllp.com

Management's Exemption Report

We as members of management of Stratstone Securities, LLC (the "Company"), a registered broker-dealer, are responsible for complying with Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(i);

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Paul Humphrey /s/
President

Amerisa Kornblum /s/
FINOP